FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2011
Commission File Number: 001-09531
TELEFÓNICA, S.A.
(Exact Name of Registrant as Specified in Its Charter)
Distrito C Ronda de la Comunicación, s/n
28050 Madrid, Spain
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Yes ☐ No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Yes ☐ No ☑
     Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statement of Telefónica, S.A. and Telefónica Emisiones, S.A.U. filed with the Securities and Exchange Commission on May 8, 2009 (File No. 333-159062). Telefónica, S.A. is filing the documents set forth in the attached Exhibit Index.

Page

Exhibit Index	3

Signature	4

EX-1.1
EX-4.2
EX-4.3
EX-4.6
EX-5.1
EX-5.2
EX-99.1

Telefónica, S.A.
Exhibit Index

Item

1.1	Underwriting Agreement, dated February 7, 2011

4.2	Sixth Supplemental Indenture for the Fixed Rate Senior Notes Due 2016 among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor, and The Bank of New York Mellon, as Trustee and Paying Agent, dated as of February 16, 2011

4.3	Seventh Supplemental Indenture for the Fixed Rate Senior Notes Due 2021 among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor, and The Bank of New York Mellon, as Trustee and Paying Agent, dated as of February 16, 2011

4.4	Form of Security Certificate representing the Fixed Rate Senior Notes Due 2016 (included in Exhibit 4.2)

4.5	Form of Security Certificate representing the Fixed Rate Senior Notes Due 2021 (included in Exhibit 4.3)

4.6	Guarantee of Telefónica, S.A., dated as of February 16, 2011

5.1	Opinion of Davis Polk & Wardwell LLP, special United States counsel to the Issuer and Guarantor, as to the legality of the securities being registered

5.2	Opinion of Uría Menéndez Abogados, S.L.P., counsel to the Issuer and Guarantor, as to the legality of the securities being registered

23.1	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

23.2	Consent of Uría Menéndez Abogados, S.L.P. (included in Exhibit 5.2)

99.1	Letter of Appointment, among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor and Acupay System LLC, as Tax Certification Agent, dated as of February 16, 2011 (pursuant to and amending the Tax Certification Agency Agreement among Telefónica Emisiones, S.A.U., as Issuer, Telefónica, S.A., as Guarantor, Acupay System LLC, as Tax Certification Agent and The Bank of New York Mellon (as successor to JP Morgan Chase Bank, N.A.), as Paying Agent and Calculation Agent, dated as of June 20, 2006

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.
	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
Date: February 16, 2011		Title:	Chief Financial Officer

4